INNOVATION BEVERAGE GROUP LTD.

29 Anvil Road

Seven Hills, NSW 2147 Australia

June 1, 2023

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Ingram and Evan Ewing

Re:	Innovation Beverage Group Ltd

Amendment No. 11 to the Registration Statement on Form F-1

File No. 333-266965

Filed May 12, 2023

Dear Messrs. Ingram and Ewing:

On behalf of Innovation Beverage Group Ltd. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the Company on May 25, 2023 regarding the Company’s Registration Statement on Form F-1(the “Registration Statement”). Changes made in response to the Staff’s comments have been made in our amendment to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 11 to Registration Statement on Form F-1

Risks Factors

We may be required in the future to record a significant charge to earnings if our goodwill or intangible assets become impaired, page 34

1.	Please clarify in the last sentence that during the year you impaired your entire goodwill of $951,802 and have a zero balance at December 31, 2022.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor on page 34 as requested.

Use of Proceeds, page 43

2.	We note that you removed the disclosure related to your expected $600,000 payment to the seller of Reg Liquors LLC. Your capitalization table still states “Notes payable includes USD$600,000 to be paid out of the net proceeds from the unit offering to the seller of Reg Liquors LLC d/b/a/ Wired for Wine, which we acquired on November 3, 2021.” Please tell us why this amount is not included in the Use of Proceeds section.

Response: The Company acknowledges the Staff’s comment and has corrected the inadvertent deletion from the noted disclosure.

Capitalization, page 44

3.	Refer to the December 31, 2022 actual column. Based on the amounts provided, it appears the total capitalization line item should be $1,856,831 rather than $1,809,573. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the table on page 44 as requested.

4.	Please delete the last paragraph on page 45 regarding the additional shares issued in September 2022 and December 2022, as it appears this discussion is no longer necessary given that the filing now includes the December 31, 2022 audited financial statements.

Response: The Company acknowledges the Staff’s comment and has deleted the last paragraph on page 45 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Fiscal Years Ended December 31, 2022 and 2021, page 50

5.	Refer to your discussion of revenue. As you have two reportable segments, Australia and United States, also provide tabular disclosure similar to that included on page F-18 and provide a discussion based on these geographic locations.

Response: The Company acknowledges the Staff’s comment and has revised page 50 to include the requested discussion.

6.	In the paragraph discussion of cost of goods sold, please expand to discuss your decrease in gross profit in terms of dollars and percentage for the year ended December 31, 2022 compared to December 31, 2021. Also, in the paragraph discussion of operating expenses, discuss the factors for determining that your entire goodwill balance should be impaired and written-off during fiscal year December 31, 2022. Further, reclassify the goodwill impairment loss from other income (expenses) to a component of operating expenses in MD&A, the audited statements of operations and related footnote disclosures.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions on page 50.

Business

Overview, page 54

7.	In the table on page 54, reconcile the total revenue of $4,527,531 for the year ended December 31, 2022 with the total of $4,530,396 shown on page F-4.

Response: The Company acknowledges the Staff’s comment and has revised the table as requested.

Related Party Transactions, page 95

8.	We note that during the year ended December 31, 2022, the company entered into four loans with shareholders or executive officers. Please update this section to discuss those loans or tell us why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and has incorporated descriptions of the four loans and their underlying agreements as requested.

Security Ownership of Beneficial Owners and Management, page 98

9.	Please tell us why Meena Beri’s ownership changed from 2,469,136 ordinary shares to 1,501,136 ordinary shares.

Response: The Company acknowledges the Staff’s comment and respectfully advises that, on April 19, 2023, Meena Beri sold an aggregate of 968,000 ordinary shares to three separate individuals, each of whom owns less than 5% of the Company’s outstanding ordinary shares.

December 31, 2022 Audited Financial Statements Notes to Consolidated Financial Statements

Note 11. Reportable Segments, page F-18

10.	Refer to the last two tables on page F-18. Please reconcile the amount of income (loss) from operations of $(3,313,427) for the year ended December 31, 2022 with that of $(3,336,584) shown on page F-4. Please ensure consistency of all amounts and disclosures throughout the filing.

Response: The Company acknowledges the Staff’s comment and has made the requested reconciliations.

General

11.	Please update the legal opinions to cover the revised transaction.

Response: The Company acknowledges the Staff’s comment and has updated the legal opinions as requested.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc:	Darrin Ocasio, Esq.